SEC File Number
000-49971

CUSIP Number
67517P 10 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-49971

(Check One)
☐ Form 10-KSB	☐ Form 11-K

☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period ended:	March 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I.
REGISTRANT INFORMATION

Full name of registrant	OCEAN WEST HOLDING CORPORATION

Former name if applicable

Address of principal executive office (Street and number)	15991 Red Hill Avenue, St. 110

City, state and zip code	Tustin, CA 92780

PART II.
RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.
NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Ocean West Holding Corporation (“Ocean West” or “Registrant”) is unable to complete its preparation of its financial statements for the quarter ended March 31, 2004 without unreasonable effort and expense.

     As previously reported in Registrant’s Current Reports on Form 8-K and 8-K/A, as filed with the Commission on January 21, 2004, Registrant issued a press release announcing an agreement with Freedom Mortgage Corporation and First Fidelity Capital Markets. Due to the transition timing of the agreement the Company has experienced delays in compiling the data needed to complete Form 10QSB. On February 20, 2004, Registrant, Freedom Mortgage Corporation and First Fidelity Capital Markets mutually terminated their agreement as disclosed on Form 8K filed March 4, 2004. Accordingly, Registrant is unable to file its Form 10-QSB for the period ending March 31, 2004 as of this date.

PART IV.
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Daryl S. Meddings, EVP and CFO	(714)	247-4220

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes ☐   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

      If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended March 31, 2004, in anticipation of completing the agreement with Freedom, the Company transferred its loan origination operations to Freedom. All revenues and expenses associated with the transferred operations were considered to be Freedom’s. Upon termination of the agreement the loan operations were transferred back.

During the quarter ended March 31, 2004, Ocean West Enterprises funded 770 loans with an aggregate dollar value of approximately $134 million compared to 1,169 loans with an aggregate dollar value of approximately $215 million in the quarter ended March 31, 2003. The average loan size for the quarter ended March 31, 2004 was approximately $175,000, which was an decrease from an average loan size of $185,000 for the quarter ended March 31, 2003.

Net revenues from origination and/or sale of loans decreased to $1.6 million for the quarter ended March 31, 2004 from $3.1 million for the quarter ended March 31, 2003. The decrease in revenues can be attributed to the loan production to Freedom, which then paid expenses relating to such.

Total operating expenses decreased by $1.0 million to $2.0 million for the quarter ended March 31, 2004 from $3.0 million for the quarter ended March 31, 2003. Salary, wages and payroll taxes were $736,000 for the quarter ended March 31, 2004 compared to $1.6 million for the March 31, 2003. The decrease of $633,000 was primarily due to the transfer of loan production to Freedom. Other general and administrative expenses were primarily made up of rent, advertising services, fees for professional services, insurance and office expenses. These expenses decreased $191,000 to $1.3 million for the quarter ended March 31, 2004 from $1.4 million for the same period in 2003.

     Ocean West had a net loss of $395,000 for the quarter ended March 31, 2004 compared to a net income of $23,095 for the same quarter of 2003. The significant decrease in income for the March 31, 2004 quarter was due to a decrease in loan volume partially offset by a decrease in general and administrative expenses.

Ocean West Holding Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2004

By:	/s/ Daryl S. Meddings

Daryl S. Meddings, Executive VP and CFO